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                                                                      Exhibit 21

                        SUBSIDIARIES OF M&F BANCORP, INC.

     M&F Bancorp, Inc. has one subsidiary, Mechanics and Farmers Bank, a commercial bank organized under the laws of North Carolina. Mechanics and Farmers Bank had one subsidiary, Realty Services, Inc., a corporation organized under the laws of North Carolina, which was dissolved in May 2001.

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